

June 20, 2013

Via E-mail
Judy Bruner
Chief Financial Officer
SanDisk Corporation
951 SanDisk Drive
Milpitas, CA 95035

> **Re: SanDisk Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2012**
> **Filed February 19, 2013**
> **File No. 000-26734**

Dear Ms. Bruner:

We have reviewed your letter dated May 17, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 6, 2013.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.   As previously requested in prior comment 2, please provide us with the activity in your price protection, promotions and other activities account for each year presented.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief